Exhibit 99.2
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2023	September 30 2024

Assets
Current assets:
Cash and cash equivalents		$370.4	$398.5
Accounts receivable	5	1,795.7	2,007.7
Inventories	6	2,106.1	1,827.4
Income taxes receivable		11.9	14.8
Other current assets	11	228.5	220.3
Total current assets		4,512.6	4,468.7

Property, plant and equipment		472.7	478.2
Right-of-use assets		154.0	167.8
Goodwill	4	321.7	341.0
Intangible assets		318.3	320.0
Deferred income taxes		62.5	74.3
Other non-current assets	11	48.9	76.8
Total assets		$5,890.7	$5,926.8

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	7	$51.6	$57.7
Accounts payable		1,298.2	1,392.5
Accrued and other current liabilities	6&11	1,781.3	1,481.3
Income taxes payable		64.8	85.7
Current portion of provisions		23.6	19.6
Total current liabilities		3,219.5	3,036.8

Long-term portion of borrowings under credit facility and lease obligations	7	731.2	883.4
Pension and non-pension post-employment benefit obligations		88.1	90.3
Provisions and other non-current liabilities		41.2	54.7
Deferred income taxes		42.2	41.9
Total liabilities		4,122.2	4,107.1

Equity:
Capital stock	8	1,672.5	1,637.0
Treasury stock	8	(80.1)	(87.5)
Contributed surplus		1,030.6	836.9
Deficit		(839.6)	(546.6)
Accumulated other comprehensive loss		(14.9)	(20.1)
Total equity		1,768.5	1,819.7
Total liabilities and equity		$5,890.7	$5,926.8

Commitments and Contingencies (note 12).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2023	2024	2023	2024

Revenue	3	$2,043.3	$2,499.5	$5,820.5	$7,100.3
Cost of sales	6	1,836.6	2,240.4	5,265.2	6,356.3
Gross profit		206.7	259.1	555.3	744.0
Selling, general and administrative expenses		56.9	91.9	203.9	237.2
Research and development		16.9	18.7	43.3	54.6
Amortization of intangible assets		9.9	11.1	29.8	32.0
Other charges, net of recoveries	9	5.6	1.0	13.7	15.9
Earnings from operations		117.4	136.4	264.6	404.3
Finance income	7	0.3	1.9	0.9	8.5
Finance costs	7	18.6	12.9	63.0	51.7
Earnings before income taxes		99.1	125.4	202.5	361.1
Income tax expense (recovery)	10
Current		16.9	40.4	46.7	90.2
Deferred		2.0	(6.7)	(4.6)	(22.1)
		18.9	33.7	42.1	68.1
Net earnings for the period		$80.2	$91.7	$160.4	$293.0

Basic earnings per share		$0.67	$0.78	$1.33	$2.47
Diluted earnings per share		$0.67	$0.77	$1.33	$2.46

Shares used in computing per share amounts (in millions):
Basic		119.3	118.2	120.4	118.7
Diluted		119.6	118.9	120.5	119.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2023	2024	2023	2024

Net earnings for the period	$80.2	$91.7	$160.4	$293.0
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(1.6)	4.7	(6.2)	(0.7)
Changes from currency forward derivative hedges	(9.8)	15.3	(15.2)	2.4
Changes from interest rate swap derivative hedges	0.2	(6.3)	1.1	(6.9)
Total comprehensive income for the period	$69.0	$105.4	$140.1	$287.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2023		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7
Capital transactions:	8
Issuance of capital stock (b)		0.5	—	(0.2)	—	—	0.3
Repurchase of capital stock for cancellation		(37.3)	1.8	9.9	—	—	(25.6)
Purchase of treasury stock for stock-based compensation (SBC) plans (c)		—	(53.7)	—	—	—	(53.7)
SBC cash settlement		—	—	(49.8)	—	—	(49.8)
Equity-settled SBC		—	15.6	31.7	—	—	47.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	160.4	—	160.4
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(6.2)	(6.2)
Changes from currency forward derivative hedges		—	—	—	—	(15.2)	(15.2)
Changes from interest rate swap derivative hedges		—	—	—	—	1.1	1.1
Balance -- September 30, 2023		$1,678.1	$(54.8)	$1,055.2	$(916.2)	$(26.0)	$1,736.3

Balance -- January 1, 2024		$1,672.5	$(80.1)	$1,030.6	$(839.6)	$(14.9)	$1,768.5
Capital transactions:	8
Issuance of capital stock		5.6	—	(1.7)	—	—	3.9
Repurchase of capital stock for cancellation(d)		(41.1)	—	(85.0)	—	—	(126.1)
Purchase of treasury stock for SBC plans (e)		—	(94.1)	—	—	—	(94.1)
SBC cash settlement		—	—	(69.0)	—	—	(69.0)
Equity-settled SBC		—	86.7	(38.0)	—	—	48.7
Total comprehensive income (loss):
Net earnings for the period		—	—	—	293.0	—	293.0
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(0.7)	(0.7)
Changes from currency forward derivative hedges		—	—	—	—	2.4	2.4
Changes from interest rate swap derivative hedges		—	—	—	—	(6.9)	(6.9)
Balance -- September 30, 2024		$1,637.0	$(87.5)	$836.9	$(546.6)	$(20.1)	$1,819.7
(a)Accumulated other comprehensive loss is net of tax.
(b)In June and August 2023, we issued 11.8 million and 6.8 million of our common shares (previously named subordinate voting shares), respectively, in each case upon conversion of an equivalent number of our then-outstanding multiple voting shares with nil impact (individually or in the aggregate) on our aggregate capital stock amount (see note 8).
(c)Consists of $47.2 paid to repurchase common shares for delivery obligations under our SBC plans during the first nine months of 2023 and $6.5 accrued at September 30, 2023 for the estimated contractual maximum number of permitted common share repurchases (Contractual Maximum Quantity) under an automatic share purchase plan (ASPP) executed in September 2023 for such purpose (see note 8).
(d)Consists of $126.5 paid to repurchase common shares for cancellation during the first nine months of 2024 and $2.3 accrued at September 30, 2024 for share buyback taxes, offset in part by the reversal of $2.7 accrued at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2023 for such purpose (see note 8).
(e)Consists of $101.6 paid to repurchase common shares for delivery obligations under our SBC plans during the first nine months of 2024, offset in part by the reversal of $7.5 accrued at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in September 2023 for such purpose (see note 8).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2023	2024	2023	2024

Cash provided by (used in):
Operating activities:
Net earnings for the period		$80.2	$91.7	$160.4	$293.0
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		39.4	47.8	117.1	136.4
Equity-settled employee SBC expense	8	12.9	12.7	45.8	47.3
Total return swap fair value adjustments: losses (gains)		(29.4)	7.7	(34.2)	(39.5)
Other charges, net of recoveries	9	3.4	0.4	6.3	4.5
Finance costs, net of finance income		18.3	11.0	62.1	43.2
Income tax expense		18.9	33.7	42.1	68.1
Other		(3.2)	0.5	3.7	1.3
Changes in non-cash working capital items:
Accounts receivable		(295.3)	(111.7)	(205.5)	(209.4)
Inventories		84.5	25.5	89.2	278.6
Other current assets		(6.6)	37.7	22.7	37.1
Accounts payable, accrued and other current liabilities and provisions		186.3	21.0	53.0	(189.7)
Non-cash working capital changes		(31.1)	(27.5)	(40.6)	(83.4)
Net income tax paid		(21.0)	(33.2)	(71.8)	(71.9)
Net cash provided by operating activities		88.4	144.8	290.9	399.0

Investing activities:
Acquisition of NCS Global Services LLC, net of cash acquired	4	—	—	—	(36.1)
Purchase of computer software and property, plant and equipment		(27.0)	(46.0)	(92.2)	(123.3)
Proceeds related to the sale of assets		0.8	—	1.7	2.9
Other		—	(5.0)	—	(5.0)
Net cash used in investing activities		(26.2)	(51.0)	(90.5)	(161.5)

Financing activities:
Revolving loan borrowings	7	—	20.0	—	485.0
Revolving loan repayments	7	—	(20.0)	—	(485.0)
Term loan borrowings	7	—	—	—	750.0
Term loan repayments	7	(4.6)	(4.4)	(13.8)	(613.3)
Lease payments		(12.8)	(13.0)	(36.9)	(37.6)
Issuance of capital stock	8	0.3	—	0.3	3.9
Repurchase of capital stock for cancellation	8	—	(100.0)	(25.6)	(126.5)
Purchase of treasury stock for stock-based plans	8	(42.0)	—	(47.2)	(101.6)
Proceeds from partial total return swap settlement	11	5.0	—	5.0	32.3
SBC cash settlement	8	—	—	(49.8)	(69.0)
Finance costs paid (a)	7	(15.7)	(11.9)	(53.8)	(47.6)
Net cash used in financing activities		(69.8)	(129.3)	(221.8)	(209.4)

Net increase (decrease) in cash and cash equivalents		(7.6)	(35.5)	(21.4)	28.1
Cash and cash equivalents, beginning of period		360.7	434.0	374.5	370.4
Cash and cash equivalents, end of period		$353.1	$398.5	$353.1	$398.5
(a)    Finance costs paid in the three and nine months ended September 30, 2024 include $0.6 and $9.6 of debt issuance costs paid, respectively (three and nine months ended September 30, 2023 — $0.4).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (referred to herein as Celestica, the Company, we, us, or our) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares were re-designated as common shares (Common Shares) effective April 25, 2024 (see note 8), and are listed as such on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We refer to our common equity as Common Shares for all periods presented herein.

2.             BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended September 30, 2024 (Q3 2024 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position at September 30, 2024 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2024 (referred to herein as Q3 2024 and YTD 2024, respectively). The Q3 2024 Interim Financial Statements should be read in conjunction with our 2023 audited consolidated financial statements (2023 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2023. The Q3 2024 Interim Financial Statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share/per unit amounts).

The Q3 2024 Interim Financial Statements were authorized for issuance by our Board of Directors (Board) on October 23, 2024.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q3 2024 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and/or cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired, liabilities assumed, and contingent consideration in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Accounting policies:

Except for Amendments to IAS 1, adopted as of January 1, 2024 as described below, the Q3 2024 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2023 AFS.

Recently adopted accounting standards and amendments:

Classification of liabilities as current or non-current (Amendments to IAS 1)

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1) to clarify how to classify debt and other liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2024. This standard, which we adopted as of January 1, 2024, did not have a material impact on our consolidated financial statements.

Recently issued but not yet effective standards:

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. We have not yet adopted such standard and are currently assessing the impact on our consolidated financial statements.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2023 AFS for a description of the businesses that comprise our segments, how segment revenue is attributed, how costs are allocated to our segments, and how segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended September 30				Nine months ended September 30
	2023		2024		2023		2024
		% of total		% of total		% of total		% of total
ATS	$859.4	42%	$814.1	33%	$2,516.9	43%	$2,349.7	33%
CCS	1,183.9	58%	1,685.4	67%	3,303.6	57%	4,750.6	67%
Communications end market revenue as a % of total revenue		36%		42%		34%		39%
Enterprise end market revenue as a % of total revenue		22%		25%		23%		28%
Total	$2,043.3		$2,499.5		$5,820.5		$7,100.3

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended September 30				Nine months ended September 30
	Note	2023		2024		2023		2024
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$42.1	4.9%	$39.0	4.8%	$118.6	4.7%	$110.5	4.7%
CCS segment income and margin		73.6	6.2%	128.7	7.6%	198.9	6.0%	346.4	7.3%
Total segment income		115.7		167.7		317.5		456.9
Reconciling items:
Finance costs, net of finance income	7	18.3		11.0		62.1		43.2
Employee stock-based compensation (SBC) expense		12.9		12.7		45.8		47.3
Total return swap (TRS) fair value adjustments: losses (gains)	8&11	(29.4)		7.7		(34.2)		(39.5)
Amortization of intangible assets (excluding computer software)		9.2		9.9		27.6		28.9
Other charges, net of recoveries	9	5.6		1.0		13.7		15.9
IFRS earnings before income taxes		$99.1		$125.4		$202.5		$361.1

Customers:

Two customers (both in our CCS segment) individually represented 10% or more of total revenue in Q3 2024 (25% and 12%) and YTD 2024 (30% and 11%). One such customer also individually represented 10% or more of total revenue in the third quarter of 2023 (Q3 2023) (23%) and in the first nine months of 2023 (YTD 2023) (19%).

4.    ACQUISITION

On April 26, 2024, we completed the acquisition of 100% of the interests of NCS Global Services LLC (NCS), a U.S.-based IT infrastructure and asset management business, for a purchase price of $39.6, including a net working capital adjustment finalized in Q3 2024. The purchase price was funded with the revolving portion of our credit facility (see note 7). The NCS acquisition agreement also includes a potential earn-out of up to $20 if certain adjusted earnings before interest, taxes, depreciation and amortization targets are achieved during the period from May 2024 to April 2025. We estimated the fair value of such potential earn-out to be $6.6 at the date of acquisition. We recorded purchase consideration of $46.2 for the fair value of the acquired assets (including $3.5 of cash) and liabilities at the date of acquisition on our consolidated balance sheet. Our preliminary purchase price allocation for the NCS acquisition is as follows:

Cash and cash equivalents	$3.5
Accounts receivable and other current assets	3.0
Right-of-use (ROU) assets	5.2
Property, plant and equipment	0.4
Computer software assets and intellectual property	1.3
Customer and brand intangible assets	28.6
Goodwill	19.4
Accounts payable and accrued liabilities	(2.5)
Lease liabilities	(5.2)
Deferred income tax liabilities	(7.5)
$46.2

We engaged third-party consultants to assist in the estimation of the fair value of acquired intangible assets and the potential earn-out. We expect to finalize our purchase price allocation in the fourth quarter of 2024, once the work of our third-party consultants has been completed.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The preliminary valuation of the intangible assets and the potential earn-out was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 20 to the 2023 AFS) were used in such valuation.

Newly-recognized customer and brand intangible assets from the acquisition will be amortized on a straight line basis over an estimated useful life of 10 years. As a result, our amortization of customer and brand intangible assets will increase by approximately $3 annually. Goodwill from the acquisition arose primarily from expected synergies from the combination of our operations. Such goodwill is attributable to our CCS segment and is not tax deductible.

Had the acquisition occurred on January 1, 2024, the operations of NCS would have contributed less than 10% to our consolidated revenue and net earnings for YTD 2024.

In connection with our acquisition of NCS, we recorded Acquisition Costs (defined in note 9) of nil in Q3 2024 and $1.6 in YTD 2024. See note 9 for all Acquisition Costs incurred in Q3 2024, YTD 2024, and the respective prior year periods.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an A/R sales program agreement with a third-party bank to sell up to $450.0 in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

At September 30, 2024, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At September 30, 2024, we sold nil of A/R (December 31, 2023 — nil) under our A/R sales program and nil of A/R (December 31, 2023 — $18.6) under the SFPs. The A/R sold under each of these programs are de-recognized from our A/R balance at the time of sale, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At September 30, 2024, our A/R balance included $269.6 (December 31, 2023 — $250.8) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES

We record inventory write-downs, net of valuation recoveries, in cost of sales. Inventories are valued at the lower of cost and net realizable value. Inventory write-downs reflect the write-down of inventory to its net realizable value. Valuation recoveries reflect gains on the disposition of previously written-down inventory and favorable adjustments reflecting current and forecasted usage. We recorded net inventory write-downs of $16.8 and $27.1 for Q3 2024 and YTD 2024, respectively (Q3 2023 — $17.1; YTD 2023 — $40.4).

We receive cash deposits from certain of our customers primarily to help reduce risks related to excess and/or obsolete inventory. Such deposits as of September 30, 2024 totaled $521.1 (December 31, 2023 — $904.8), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
7.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a June 2024 amendment and restatement (June 2024 Amendment), includes a new term loan in the original principal amount of $250.0 (Term A Loan), a new term loan in the original principal amount of $500.0 (Term B Loan, and collectively with the Term A Loan, the New Term Loans), and a $750.0 revolving credit facility (Revolver). Prior to the June 2024 Amendment, the Credit Facility included a term loan in the original principal amount of $350.0 (Initial Term Loan) and a term loan in the original principal amount of $365.0 (Incremental Term Loan), the outstanding borrowings under each of which were fully repaid with a substantial portion of the proceeds of the New Term Loans, and commitments of $600.0 under the Revolver. The terms of the Credit Facility prior to the June 2024 Amendment are described in detail in note 11 to the 2023 AFS. Notwithstanding the repayment of the Incremental Term Loan in full and its replacement with the Term A Loan, for accounting purposes, this portion of the transaction was treated as a non-substantial modification of the Incremental Term Loan, resulting in a $5.5 gain (Modification Gain) recorded in YTD 2024 as finance income in our consolidated statement of operations. The repayment of the Initial Term Loan in full was treated, for accounting purposes, as an extinguishment of such loan.

The Term A Loan and the Revolver each mature in June 2029. The Term B Loan matures in June 2031. The Term A Loan and the Term B Loan require quarterly principal repayments of $3.125 and $1.250, respectively (which commenced in September 2024), and each of the New Term Loans requires a lump sum repayment of the remainder outstanding at maturity. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the New Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on excess cash flow were required in 2023, or will be required in 2024. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No prepayments based on net cash proceeds were required in 2023, or will be required in 2024. Any outstanding amounts under the Revolver are due at maturity. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the New Term Loans without any other premium or penalty. Repaid amounts on the New Term Loans may not be re-borrowed.

The Credit Facility has an accordion feature that allows us to increase the New Term Loans and/or commitments under the Revolver by $200.0, plus an unlimited amount to the extent that a defined leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 sub-limit for swingline loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit (L/Cs), in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) term Secured Overnight Financing Rate (Term SOFR) plus 0.10% (Adjusted Term SOFR), (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver ranges from 1.50% to 2.25% for Adjusted Term SOFR, Alternative Currency Daily Rate or Alternative Currency Term Rate borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and a defined net leverage ratio (NLR). Commitment fees range from 0.30% to 0.45%, depending on our NLR. Outstanding amounts under the Term A Loan bear interest at Adjusted Term SOFR or Base Rate, plus a margin ranging from 1.50% — 2.25% for Adjusted Term SOFR borrowings and from 0.50% — 1.25% for Base Rate borrowings, in each case depending on the rate we select and our NLR. Outstanding amounts under the Term B Loan bear interest at Term SOFR plus 1.75% or the Base Rate plus 0.75%, depending on the rate we select. At September 30, 2024, outstanding amounts under the Term A Loan bore interest at Adjusted Term SOFR plus 1.75%; outstanding amounts under the Term B Loan bore interest at Term SOFR plus 1.75%; and no amounts were outstanding under the Revolver. We have entered into interest rate swap agreements to hedge against our exposures to the interest rate variability on a portion of the New Term Loans. See note 11 for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also limits share repurchases for cancellation if our consolidated secured leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction did not prohibit share repurchases during Q3 2024 or at September 30, 2024. At September 30, 2024 and December 31, 2023, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable, and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

Activity under our Credit Facility during 2023 and YTD 2024 is set forth below:

	Revolver		Term loans
Outstanding balances as of December 31, 2022	$—		$627.2
Amount repaid in Q1 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q2 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q3 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q4 2023	—	(1)	(4.5625)	(2)
Outstanding balances as of December 31, 2023	$—		$608.9
Amount borrowed in Q1 2024	285.0		—
Amount repaid in Q1 2024	(257.0)		(4.5625)	(2)
Amount borrowed in Q2 2024	180.0	(3)	750.0	(4)
Amount repaid in Q2 2024	(208.0)		(604.3)	(5)
Amount borrowed in Q3 2024	20.0		—
Amount repaid in Q3 2024	(20.0)		(4.375)	(6)
Outstanding balances as of September 30, 2024	$—		$745.6
(1)    During each quarter in 2023, we made intra-quarter borrowings under the Revolver and repaid such borrowings in full within the quarter borrowed, with no impact to the amounts outstanding at the relevant quarter-end. Such intra-quarter borrowings and repayments are excluded from this table. Intra-quarter borrowings (and repayments in equivalent amounts) were a cumulative aggregate of $270, $140, $200 and $281 in Q4 2023, Q3 2023, Q2 2023 and Q1 2023, respectively.
(2)    Represents scheduled quarterly principal repayments under the Incremental Term Loan prior to the June 2024 Amendment.
(3)    A portion of this amount was used to fund the NCS purchase price (see note 4).
(4)    Represents borrowings under the New Term Loans.
(5)    Represents the repayment and termination of the Initial Term Loan and Incremental Term Loan.
(6)    Represents scheduled quarterly principal repayments under the New Term Loans.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The following table sets forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course L/Cs; notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 11)
	December 31 2023	September 30 2024	December 31 2023	September 30 2024
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$280.4	$—	$100.0	$—
Incremental Term Loan	328.5	—	230.0	—
Term A Loan	—	246.9	—	130.0
Term B Loan	—	498.7	—	200.0
Total	$608.9	$745.6	$330.0	$330.0

Total borrowings under Credit Facility	$608.9	$745.6
Unamortized debt issuance costs and modification adjustment related to our term loans(1)	(2.6)	(11.7)
Lease obligations(2)	176.5	207.2
	$782.8	$941.1

Total Credit Facility and lease obligations:
Current portion	$51.6	$57.7
Long-term portion	731.2	883.4
	$782.8	$941.1
(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. We incurred nil debt issuance costs in either Q3 2024 or Q3 2023. Debt issuance costs incurred in YTD 2024 in connection with our Revolver totaling $3.9 (YTD 2023 — $0.2) were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs incurred in YTD 2024 in connection with our New Term Loans totaling $2.2 (YTD 2023 — $0.2, in connection with prior term loans) and a modification adjustment of $5.5 in YTD 2024 in connection with the termination of the Incremental Term Loan and its replacement with the Term A Loan, were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method. In YTD 2024, the Modification Gain and the accelerated amortization of $0.8 of unamortized deferred financing costs related to the termination of the Initial Term Loan, were recorded in finance income and finance costs, respectively.
(2)These lease obligations represent the present value of unpaid lease payment obligations recognized as liabilities as of December 31, 2023 and September 30, 2024, respectively, which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to the lease obligations as of September 30, 2024, we have commitments under a real property lease in Richardson, Texas not recognized as liabilities as of September 30, 2024 because such lease had not yet commenced as of such date. A description of such lease and minimum lease obligations thereunder are disclosed in note 24 to the 2023 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, guarantees, surety bonds and overdraft facilities:

	December 31 2023	September 30 2024
Outstanding L/Cs under the Revolver	$10.5	$11.5
Outstanding bank guarantees and surety bonds outside the Revolver	16.5	23.9
Total	$27.0	$35.4
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS agreement (TRS Agreement), our A/R sales program and the SFPs, and interest expense on our lease obligations. In YTD 2024, finance costs included $5.2 in fees and costs incurred in connection

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
with the June 2024 Amendment and $0.8 in accelerated amortization of unamortized deferred financing costs in connection with the related termination of the Initial Term Loan. Finance income consists of interest income earned and additionally, in YTD 2024, the Modification Gain.

8.            CAPITAL STOCK AND RELATED PARTY TRANSACTIONS

Secondary Offerings by Onex Corporation (Onex):
In connection with underwritten secondary public offerings by Onex, our then-controlling shareholder, completed in June 2023 (June Secondary Offering) and August 2023 (August Secondary Offering), we issued approximately 11.8 million and 6.8 million Common Shares, respectively, in each case upon conversion of an equivalent number of our then-existing multiple voting shares (MVS). Such transactions had nil impact (individually or in the aggregate) on our aggregate capital stock amount. As a result of the August Secondary Offering, we had no MVS outstanding and Onex is no longer our controlling shareholder.

Prior to September 2023, we were party to a services agreement with Onex for the services of an Onex officer as a member of our Board, pursuant to which Onex received compensation. This agreement terminated automatically in September 2023, and in accordance with its provisions, we paid Onex approximately $9.2 in cash in October 2023 to settle Onex's outstanding deferred share units (DSUs). The Onex officer resigned from our Board in September 2023.

Removing provisions of MVS and re-designating our subordinate voting shares
At our April 25, 2024 Annual and Special Meeting of Shareholders, our shareholders approved Articles of Amendment to our Articles of Incorporation to remove the provisions relating to our MVS (as such shares were no longer outstanding) and to re-designate our subordinate voting shares as Common Shares, effective as of such date. See note 1.
Common Share repurchase plans:
In recent years, we have repurchased Common Shares in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of Common Shares during a specified period. The maximum number of Common Shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of Common Shares we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our Common Shares in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On December 8, 2022, the TSX accepted our notice to launch an NCIB (2022 NCIB), which allowed us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our Common Shares in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. Several NCIB ASPPs and SBC ASPPs (all of which have since expired) were in effect during YTD 2023. At September 30, 2023, we recorded an accrual of $6.5 (September 2023 SBC Accrual), representing the contractual maximum number of permitted Common Share repurchases (Contractual Maximum Quantity) under an SBC ASPP (0.3 million Common Shares) executed in September 2023.

On December 12, 2023, the TSX accepted our notice to launch a new NCIB (2023 NCIB), which allows us to repurchase, at our discretion, from December 14, 2023 until the earlier of December 13, 2024 (unless terminated earlier) or the completion of purchases thereunder, up to approximately 11.8 million of our Common Shares in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. At September 30, 2024, approximately 8.9 million Common Shares remained available for repurchase under the 2023 NCIB either for cancellation or SBC delivery purposes. At December 31, 2023, we recorded an accrual of: (i) $2.7, representing the estimated Contractual Maximum Quantity (0.1 million Common Shares) under an NCIB ASPP we entered into in December 2023; and (ii) $7.5, representing the estimated Contractual Maximum Quantity (0.3 million Common Shares) under an SBC ASPP we entered into in September 2023, each of which were

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
reversed in YTD 2024. One NCIB ASPP and two SBC ASPPs were in effect during YTD 2024, all of which have since expired, and no ASPP accruals were recorded at September 30, 2024.

Common Shares repurchased in Q3 2024, YTD 2024, and the respective prior year periods, for cancellation and for SBC plan delivery obligations (including under ASPPs) are set forth in the chart below.

Common Share repurchases:

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Aggregate cost(1) of Common Shares repurchased for cancellation	$—	$100.0	$25.6	$126.5
Number of Common Shares repurchased for cancellation (in millions)(2)	—	2.2	2.2	2.9
Weighted average price per share for repurchases	$—	$44.44	$11.80	$43.28
Aggregate cost(1) of Common Shares repurchased for delivery under SBC plans (3) (see below)	$42.0	$—	$47.2	$101.6
Number of Common Shares repurchased for delivery under SBC plans (in millions)(4)	2.0	—	2.4	2.8
(1)Includes transaction fees. For Q3 2024 and YTD 2024, aggregate cost of Common Shares repurchased for cancellation excludes $2.3 accrued at September 30, 2024 for share buyback taxes.
(2)For Q3 2024 and YTD 2024, includes nil and 0.5 million Common Shares, respectively, purchased for cancellation under NCIB ASPPs (Q3 2023 — nil; YTD 2023 — 0.9 million).
(3)For Q3 2023 and YTD 2023, excludes the $6.5 September 2023 SBC Accrual.
(4)For each applicable period, consists entirely of SBC ASPP purchases through an independent broker.

SBC:

From time to time, we pay cash to a broker to purchase Common Shares in the open market to satisfy delivery requirements under our SBC plans. At September 30, 2024, the broker held 2.6 million Common Shares with a value of $87.5 (December 31, 2023 — 3.3 million Common Shares with a value of $72.6) for this purpose, which we report as treasury stock on our consolidated balance sheet. 3.5 million Common Shares held by the broker (including additional Common Shares purchased during YTD 2024) were used to settle SBC awards during YTD 2024.

We grant restricted share units (RSUs) and performance share units (PSUs), and occasionally, stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2021 and 2022, the number of PSUs that vested (or will vest) are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the relevant three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, in each case over the relevant three-year performance period. Commencing in 2023, the number of PSUs that will vest are based on the level of achievement of a different predetermined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the relevant three-year performance period. We also grant DSUs and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2023 AFS for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in the periods below):

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
RSUs Granted:
Number of awards (in millions)	0.1	0.03	2.0	0.7
Weighted average grant date fair value per unit	$22.11	$47.08	$13.03	$37.36

PSUs Granted:
Number of awards (in millions, representing 100% of target)	0.01	0.01	1.3	0.5
Weighted average grant date fair value per unit	$24.89	$55.89	$15.06	$43.47

DSUs Granted:
Number of awards (in millions)	0.01	0.01	0.07	0.02
Weighted average grant date fair value per unit	$24.52	$51.32	$15.84	$50.10

In YTD 2023, we settled a portion of RSUs and PSUs that vested during such period with a cash payment of $49.8. In YTD 2024, we made a cash payment of $69.0 for withholding taxes in connection with the RSUs and PSUs that vested during such period.

In YTD 2024, our Chief Executive Officer exercised 0.3 million stock options with an exercise price per option of $17.52 Canadian dollars.
We use the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our Common Shares in connection with the settlement of certain outstanding equity awards under our SBC plans. See note 11 for further detail.

Information regarding employee and director SBC expense and TRS fair value adjustments (TRS FVAs) for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Employee SBC expense in cost of sales	$5.1	$5.6	$18.4	$20.2
Employee SBC expense in SG&A	7.8	7.1	27.4	27.1
Total employee SBC expense	$12.9	$12.7	$45.8	$47.3

TRS FVAs: losses (gains) in cost of sales	$(11.8)	$2.7	$(13.8)	$(17.2)
TRS FVAs: losses (gains) in SG&A	(17.6)	5.0	(20.4)	(22.3)
Total TRS FVAs: losses (gains)	$(29.4)	$7.7	$(34.2)	$(39.5)

Combined effect of employee SBC expense and TRS FVAs: expenses (recoveries)	$(16.5)	$20.4	$11.6	$7.8

Director SBC expense in SG&A(1)	$0.6	$0.6	$1.8	$1.8
(1) Expense consists of director compensation to be settled with Common Shares, or Common Shares and cash.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
9.             OTHER CHARGES, NET OF RECOVERIES

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Restructuring charges, net of recoveries (a)	$0.3	$0.6	$9.8	$11.3
Transition Costs (b)	3.9	—	3.9	3.4
Acquisition Costs (c)	0.6	0.4	0.9	2.5
Other costs (recoveries) (d)	0.8	—	(0.9)	(1.3)
	$5.6	$1.0	$13.7	$15.9
(a)    Restructuring charges, net of recoveries:

Our restructuring activities for Q3 2024 and YTD 2024 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $0.2 and $10.2 in Q3 2024 and YTD 2024, respectively (Q3 2023 — $1.3; YTD 2023 — $7.9), primarily for employee termination costs. We recorded $0.4 and $1.1 of non-cash restructuring charges in Q3 2024 and YTD 2024, respectively, consisting primarily of accelerated depreciation of equipment related to disengaging programs (Q3 2023 — nil; YTD 2023 — $2.9, consisting primarily of the accelerated depreciation of equipment, building improvements and ROU assets related to disengaging programs and vacated properties). In Q3 2023 and YTD 2023, we also recorded non-cash restructuring recoveries of $1.0, related to sublet recoveries in excess of the carrying value of the related leases and sales of surplus equipment. At September 30, 2024, our restructuring provision was $2.4 (December 31, 2023 — $3.6), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions; and (iii) specified charges related to the Purchaser Lease (defined below). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions.
In March 2019, as part of our Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). Due to a number of construction-related commencement date delays, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters, and in Q3 2023, we executed a sublease for a portion of the leased space under the Purchaser Lease (Sublease). The Purchaser Lease commenced in June 2024 and related ROU assets and lease liabilities were recognized in our consolidated financial statements. Consistent with our prior treatment as Transition Costs of duplicate and idle premises costs incurred as a result of our 2019 Toronto real property sale, the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the Sublease were recorded as Transition Costs in Q3 2023 and YTD 2023 ($3.9). Similarly, we recorded Transition Costs of $3.4 in YTD 2024, representing the write-down of ROU assets under the Purchaser Lease with respect to the space not subleased. We incurred no Transition Costs in Q3 2024.
(c)    Acquisition Costs:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
We recorded Acquisition Costs of $0.4 in Q3 2024 related to potential acquisitions and $2.5 in YTD 2024 related to the acquisition of NCS (see note 4) and potential acquisitions (Q3 2023 and YTD 2023 — $0.6 and $0.9, respectively, related to potential acquisitions).

(d)    Other costs (recoveries)

We recorded nil other costs or recoveries in Q3 2024. In YTD 2024, we recorded nil other costs, and $1.3 of other recoveries, consisting of legal recoveries in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff (Parts Recoveries). In Q3 2023, we recorded $0.8 of other costs, substantially all of which consisted of fees and expenses of the August Secondary Offering, and nil other recoveries. In YTD 2023, we recorded $2.7 in Parts Recoveries, offset in part by $1.8 of other costs, substantially all of which consisted of fees and expenses of both the June Secondary Offering and the August Secondary Offering. See note 8.

10.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q3 2024 net income tax expense of $33.7 included a $2.6 withholding tax expense incurred to minimize the impact of the enactment of Pillar Two (global minimum tax) legislation in Canada, and a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). Our YTD 2024 net income tax expense of $68.1 included an $18.8 withholding tax expense incurred to minimize the impact of the enactment of Pillar Two legislation in Canada, and a $2.0 Repatriation Expense, offset in part by the recognition of $7.5 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our NCS acquisition, and $5.6 of reversals of tax uncertainties (Reversals) relating to one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2024 or YTD 2024.

Our Q3 2023 net income tax expense of $18.9 included a $3.5 Repatriation Expense. Our YTD 2023 net income tax expense of $42.1 included a $6.8 Repatriation Expense, partially offset by the favorable impact of $5.5 in Reversals relating to one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2023 or YTD 2023.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the New Term Loans, borrowings under the Revolver, lease obligations, and derivatives used for hedging purposes.

Equity price risk:

We are party to the TRS Agreement with a third-party bank with respect to an original notional amount of 3.0 million of our Common Shares (Original Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our Common Shares in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement’s term, in exchange for periodic payments made by us based on the counterparty’s Common Share purchase costs

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
and SOFR plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased Common Shares to the average amount paid for such shares. By the end of the first quarter of 2023, the counterparty had acquired the entire Original Notional Amount at a weighted average price of $12.73 per share. The TRS Agreement provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated (in whole or in part) by either party at any time. In each of September 2023 and February 2024, we terminated a portion of the TRS Agreement by reducing the Original Notional Amount by 0.5 million Common Shares and 1.25 million Common Shares, respectively, and received $5.0 and $32.3, respectively, from the counterparty in connection therewith, which we recorded in cash provided by financing activities in our consolidated statement of cash flows. The TRS does not qualify for hedge accounting. As of September 30, 2024, the fair value of the TRS Agreement was an unrealized gain of $47.8 (December 31, 2023 — an unrealized gain of $40.6), which we recorded in other current assets on our consolidated balance sheet. TRS FVAs (representing the change of fair value of TRS) are recognized in our consolidated statement of operations each quarter. See note 8 for TRS FVAs in Q3 2024, YTD 2024, and the respective prior year periods.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates (see note 7). In order to partially hedge against our exposure to interest rate variability on our New Term Loans, we are party to various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings thereunder. At September 30, 2024, we had interest rate swaps hedging the interest rate risk associated with $130.0 of our Term A Loan borrowings and $200.0 of our Term B Loan borrowings, each of which expire in December 2025. Prior to the June 2024 Amendment, these interest rate swaps were used to hedge $100.0 of our Initial Term Loan borrowings and $230.0 of our Incremental Term Loan borrowings. We continue to apply hedge accounting to our interest rate swaps, as the term loan borrowings prior and subsequent to the June 2024 Amendment share the same floating interest rate risk. The option to cancel up to $50.0 of the notional amount of the interest rate swaps on the Incremental Term Loan from January 2024 through October 2025 was terminated in January 2024.

At September 30, 2024, the interest rate risk related to $415.6 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the New Term Loans ($298.7 under the Term B Loan and $116.9 under the Term A Loan). See note 7.

At September 30, 2024, the fair value of our interest rate swap agreements was an unrealized gain of $6.3 (December 31, 2023 — an unrealized gain of $13.2), which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at September 30, 2024 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2024.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican peso	Malaysian ringgit
Cash and cash equivalents	$2.0	$13.3	$2.2	$11.2	$11.8	$8.7
Accounts receivable	0.2	56.7	—	13.0	—	10.7
Income taxes and value-added taxes receivable	14.8	0.7	3.7	3.1	52.6	12.7
Other financial assets	—	8.3	0.3	0.4	0.8	9.0
Pension and non-pension post-employment liabilities	(52.0)	(0.9)	(23.3)	(0.7)	(6.0)	(0.1)
Income taxes and value-added taxes payable	(21.6)	(2.2)	—	(12.1)	(13.9)	—
Accounts payable and certain accrued and other liabilities and provisions	(73.9)	(49.9)	(64.4)	(42.3)	(17.9)	(51.6)
Net financial assets (liabilities)	$(130.5)	$26.0	$(81.5)	$(27.4)	$27.4	$(10.6)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At September 30, 2024, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$221.3	$0.74	12	$1.2
Thai baht	199.5	0.03	12	16.3
Malaysian ringgit	69.7	0.22	12	6.5
Mexican peso	113.7	0.05	11	(4.5)
British pound	3.8	1.32	4	(0.2)
Chinese renminbi	33.1	0.14	12	0.2
Euro	56.8	1.11	11	(1.3)
Romanian leu	43.0	0.22	12	1.1
Singapore dollar	26.6	0.76	12	0.6
Japanese yen	4.9	0.0067	4	(0.4)
Korean won	2.7	0.0007	4	(0.1)
Total	$775.1			$19.4

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				9.8
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				9.6
				$19.4
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at September 30, 2024.
At September 30, 2024, the aggregate fair value of our outstanding contracts was a net unrealized gain of $19.4 (December 31, 2023 — net unrealized gain of $6.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At September 30, 2024, we recorded $33.9 of derivative assets in other current assets and an aggregate of $14.5 of derivative liabilities in other current liabilities (December 31, 2023 — $15.8 of derivative assets in other current assets and $9.3 of derivative liabilities in other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
in 2023 or YTD 2024. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans, or the counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No material adjustments were made to our allowance for doubtful accounts during Q3 2024 or YTD 2024 in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 7. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.

12.         COMMITMENTS AND CONTINGENCIES

Litigation:

We are party to litigation, investigations and other claims that arise from time to time in the ordinary course of our operations, including legal, regulatory and tax proceedings. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at Q3 2024 period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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